Exhibit 99.1

BIOTIE THERAPIES CORP.	STOCK EXCHANGE RELEASE	2 May 2016, at 4.40 p.m.(EET)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA, HONG KONG OR IN ANY OTHER JURISDICTION IN WHICH THE TENDER OFFER WOULD BE PROHIBITED BY APPLICABLE LAW.

FINAL RESULTS OF THE SUBSEQUENT OFFER PERIOD OF ACORDA THERAPEUTICS' TENDER OFFER FOR ALL OF THE SHARES, AMERICAN DEPOSITARY SHARES, STOCK OPTIONS, SHARE UNITS AND WARRANTS IN BIOTIE THERAPIES CORP.

As previously announced, the subsequent offer period under the voluntary public tender offer by Acorda Therapeutics, Inc. (Nasdaq: ACOR) ("Acorda" or the "Offeror") to purchase all of the issued and outstanding shares ("Shares"), American Depositary Shares ("ADSs"), stock options, share units and warrants (such securities, collectively, the "Equity Interests") in Biotie Therapies Corp (Nasdaq Helsinki: BTH1V; Nasdaq: BITI) ("Biotie" or the "Company") that are not owned by Biotie or any of its subsidiaries (the "Tender Offer") commenced on 14 April 2016 (the “Subsequent Offer Period”). The Subsequent Offer period expired on 28 April 2016.

Biotie has today been informed by Acorda that according to the final results of the Subsequent Offer Period, 38,419,864 Shares and 58,121 ADSs were tendered during the Subsequent Offer Period, representing, together with the other Equity Interests tendered in the Tender Offer during the initial offer period, approximately 97.36 percent of all the shares and votes in Biotie on a fully-diluted basis as defined in the terms and conditions of the Tender Offer.

The Shares and ADSs tendered during the Subsequent Offer Period represent approximately 4.39 percent of all the shares and votes in Biotie (excluding treasury shares held by Biotie). Together with the Shares and ADSs tendered during the initial offer period, these Shares and ADSs represent approximately 96.77 percent of all the shares and votes in Biotie (excluding treasury shares held by Biotie). By exercising the other Equity Interests tendered during the initial offer period for the subscription of Biotie shares, the Offeror could increase its holding to approximately 97.42 percent of all the shares and votes in Biotie (excluding treasury shares held by Biotie).

The Offeror has accepted all the Shares and ADSs validly tendered during the Subsequent Offer Period. The offer consideration has been paid to those holders of Shares and ADSs who validly accepted the Tender Offer by the first acceptance date of 21 April 2016 under the Subsequent Offer Period, and will be paid on or about 4 May 2016 to those holders of Shares and ADSs who validly accepted the Tender Offer by the second acceptance date of 28 April 2016 under the Subsequent Offer Period.

The Offeror’s intention is to acquire all the remaining Shares and ADSs in Biotie. As the Offeror’s ownership in Biotie has exceeded nine-tenths (9/10) of the Shares and voting rights in Biotie through the Tender Offer, the Offeror has filed an application with the Redemption Committee of the Finland Chamber of Commerce to initiate compulsory redemption proceedings for the remaining Biotie Shares under the Finnish Companies Act. The Offeror may purchase Shares and ADSs in Biotie also in public trading on Nasdaq Helsinki Ltd. and Nasdaq Stock Market LLC or otherwise at a price not exceeding the offer price of EUR 0.2946 per Share and EUR 23.5680 per ADS offered in the Tender Offer.

The Offeror intends to cause the Shares of Biotie to be delisted from Nasdaq Helsinki Ltd. and the ADSs to be delisted from Nasdaq Stock Market LLC and deregistered under the United States Securities Exchange Act of 1934 as soon as permitted and practicable under applicable laws.

Acorda’s press release is enclosed to this stock exchange release as an attachment.

Turku, 2 May 2016

Biotie Therapies Corp.
Timo Veromaa
President and CEO

For further information, please contact:
Virve Nurmi, Biotie Therapies Corp.
tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:
www.biotie.com
Nasdaq Helsinki Ltd
Main Media

INFORMATION REGARDING BIOTIE

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie's development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being marketed across Europe by partner Lundbeck. The current development products include tozadenant for Parkinson's disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson's disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

INFORMATION REGARDING ACORDA

Founded in 1995, Acorda is a biotechnology company focused on developing therapies that improve the lives of people with neurological disorders, with its common stock listed on Nasdaq US.

Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including multiple sclerosis, Parkinson's disease, post-stroke walking deficits, epilepsy and migraine. Acorda markets three FDA-approved therapies, including AMPYRA (dalfampridine) Extended Release Tablets, 10 mg.

ADDITIONAL INFORMATION

Investors and holders of Biotie equity securities are strongly advised to read the tender offer statement, including the offer to purchase, letter of transmittal, acceptance forms and other related tender offer documents and the related solicitation/recommendation statement on Schedule 14D-9 filed by Biotie with the United States Securities and Exchange Commission (the “SEC”), because they contain important information. These documents are available at no charge on the SEC's website at www.sec.gov. In addition, a copy of the Tender Offer Document and related documents may be obtained free of charge at www.acorda.com or Office of the Corporate Secretary, 420 Saw Mill River Road, Ardsley, New York 10502.

In addition to the Schedule TO, Acorda files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Acorda at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Acorda’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

THE TENDER OFFER IS NOT AND WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY JURISDICTION WHERE EITHER AN OFFER OR PARTICIPATION THEREIN IS PROHIBITED BY APPLICABLE LAW OR WHERE ANY TENDER OFFER DOCUMENT OR REGISTRATION OR OTHER REQUIREMENTS WOULD APPLY IN ADDITION TO THOSE UNDERTAKEN IN FINLAND AND THE UNITED STATES.

IN ADDITION, THE TENDER OFFER DOCUMENT, THE RELATED DOCUMENTS AND THIS RELEASE WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW. IN PARTICULAR, THE TENDER OFFER IS NOT BEING MADE, DIRECTLY OR INDIRECTLY, IN OR INTO, CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG. THE TENDER OFFER CANNOT BE ACCEPTED BY ANY SUCH USE, MEANS OR INSTRUMENTALITY OR FROM WITHIN CANADA, JAPAN, AUSTRALIA, SOUTH AFRICA OR HONG KONG.

This release is for informational purposes only and does not constitute a tender offer document or an offer, solicitation of an offer or an invitation to a sales offer. Potential investors in Finland shall accept the Tender Offer only on the basis of the information provided in the Tender Offer Document approved by the Finnish Financial Supervisory Authority and related materials.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this announcement are forward-looking statements, which involve a number of risks and uncertainties discussed in the Tender Offer documents filed by Acorda and the solicitation/recommendation statement filed by the Company. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the expected results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. Acorda and the Company disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this announcement or otherwise.